Exhibit 99.1

ADS LENDING AGREEMENT

Dated as of [          ], 2019

Among

BAOZUN INC. (“Lender”),

(an exempted company incorporated with limited liability under the laws of the Cayman Islands)

and

[DEUTSCHE BANK AG, LONDON BRANCH] / [CREDIT SUISSE INTERNATIONAL] (“Borrower”)

This Agreement sets forth the terms and conditions under which Borrower may borrow from Lender American Depositary Shares (as defined below) representing Class A ordinary shares of Lender.

The parties hereto agree as follows:

Section 1. Certain Definitions.

The following capitalized terms shall have the following meanings in this Agreement:

“American Depositary Shares” or “ADSs” means American Depositary Shares, with each ADS representing as of the date hereof an ownership interest in three Class A ordinary shares, par value $0.0001 per share, of Lender held by JPMorgan Chase Bank, N.A., as depositary (including any successor depositary, the “Depositary”), under the Amended and Restated Deposit Agreement by and among Lender, the Depositary and all holders from time to time of the American Depositary Receipts issued thereunder dated as of April 4, 2019 (as from time to time amended, the “Deposit Agreement”).

“Bankruptcy Code” has the meaning set forth in Section 7(f).

“Bankruptcy Law” has the meaning set forth in Section 9(a).

“Borrower Default” has the meaning set forth in Section 9(a).

“Borrower Group” has the meaning set forth in Section 2(d).

“Borrowing Notice” has the meaning set forth in Section 2(b).

“Borrowing Notice Period” has the meaning set forth in Section 2(b).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Calculation Agent” means Borrower.  Whenever the Calculation Agent is required to act or to exercise judgment in any way, it will do so in good faith and in a commercially reasonable manner.  Furthermore, each party agrees that the Calculation Agent is not acting as a fiduciary for or as an advisor to such party in respect of its duties as Calculation Agent hereunder.  In making any adjustment hereunder (whether under the definitions of “Loaned ADSs”, “Maximum Number of ADSs” or otherwise), the Calculation Agent may take into account (among other factors) any adjustment in respect of the relevant transaction or event made by the Depositary under the Deposit Agreement, any fees and/or expenses of the Depositary and any withholding or deduction of taxes.

“Cash” means any currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Clearing Organization” means The Depository Trust Company, or, if agreed to in writing by Borrower and Lender, such other securities intermediary at which Borrower and Lender maintain accounts.

“Closing Price” on any day means, with respect to the ADSs (i) if the ADSs are listed or admitted to trading on a U.S. securities exchange or are included in the OTC Bulletin Board (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the ADSs are then listed or are admitted to trading (or, if the day of determination is not a Trading Day, the last preceding Trading Day) and (ii) if the ADSs are not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the ADSs are listed or admitted to trading on such market), the average of the bid prices for the ADSs obtained from as many dealers in the ADSs (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices to the Calculation Agent.

“Confirmation” has the meaning set forth in Section 2(b).

“Conversion Rate” means an initial conversion rate of 19.2308 ADSs per $1,000 principal amount of Convertible Notes, as adjusted from time to time pursuant to the terms of the Indenture.

“Convertible Note Purchase Agreement” means the Purchase Agreement, dated as of the date hereof, between Lender and the initial purchasers named therein relating to the offering of the Convertible Notes in reliance on the exemptions from registration provided by Rule 144A and Regulation S under the Securities Act.

“Convertible Notes” means the $225,000,000 aggregate principal amount of 1.625% Convertible Senior Notes due 2024 issued by Lender, or up to $275,000,000 aggregate principal amount to the extent the option to purchase additional Convertible Notes is exercised in full as set forth in the Convertible Note Purchase Agreement.

“Cutoff Time” means 11:00 a.m. in the jurisdiction of the Clearing Organization, or such other time on a day by which a transfer of Loaned ADSs must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

“Deposited Securities” has the meaning set forth in the Deposit Agreement.

“Excess ADSs” has the meaning set forth in Section 3(d).

“Excess ADS Event” has the meaning set forth in Section 3(d).

“Exchange” means the NASDAQ Global Select Market (or any successor thereto) or, if different, the principal trading market for the ADSs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facility Termination Date” has the meaning set forth in Section 3(b).

“Indemnified Party” has the meaning set forth in Section 12(c).

“Indemnifying Party” has the meaning set forth in Section 12(c).

“Indenture” means the Indenture to be dated on or about April 10, 2019, between Lender and Citicorp International Limited, as trustee, pursuant to which the Convertible Notes will be issued. It is understood and agreed that the executed Indenture to be executed as of the date of original issuance of the Convertible Notes shall be substantially in the form last reviewed by Lender as of the date hereof, and to the extent inconsistent Lender shall, for purposes of this Agreement, make necessary modifications thereto.

“Indenture Adjustment Notice” has the meaning set forth in Section 8(b).

“Lender Default” has the meaning set forth in Section 9(b).

“Lender’s Designated Account” means the securities account of Lender maintained on the books of the Depositary to be notified by Lender to Borrower in writing within ten Business Days after the date hereof, or, in case of a change affecting the Loaned ADS and subject to the prior consent of Borrower, a substitute securities account of Lender appropriate for holding such Loaned ADSs.

“Loan” has the meaning set forth in Section 2(b).

“Loan Availability Period” means the period beginning on the date of the issuance of the Convertible Notes and ending on the earliest of (i) the Trading Day immediately following the maturity date of the Convertible Notes, (ii) the date as of which Lender has notified Borrower in writing of its intention to terminate this Agreement at any time after the latest of (x) the date on which the entire principal amount of the Convertible Notes ceases to be outstanding and (y) the date on which the entire principal amount of any additional convertible securities of Lender that Lender has in writing consented to permit Borrower to hedge under this Agreement (such additional convertible securities, the “Additional Hedged Convertible Securities”) ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise, (iii) the date as of which Borrower has returned all Loaned ADSs to Lender such that there are no further outstanding Loaned ADSs and (iv) the date on which this Agreement shall terminate in accordance with the terms of this Agreement.

“Loan Processing Fee” has the meaning set forth in Section 2(c).

“Loaned ADSs” means the ADSs transferred to Borrower from time to time in any outstanding Loan hereunder. If, as the result of any change in nominal value, change in par value, a stock dividend, stock split, reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting Lender or to which it is a party, the number of outstanding ADSs is increased or decreased, then the number of Loaned ADSs under outstanding Loans shall, effective as of the payment, delivery or effective date of such event, be proportionately increased or decreased, as the case may be, as determined by the Calculation Agent. If any new or different security (or two or more securities) or cash shall be exchanged for the outstanding ADSs as the result of any reorganization, merger, split-up, consolidation, other business combination, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) or as a result of the termination of the Deposit Agreement, such new or different security (or such two or more securities collectively) or cash shall, effective upon such exchange, be deemed to become a Loaned ADS in substitution for the former Loaned ADS for which such exchange is made and in the same proportion for which such exchange was made, as determined by the Calculation Agent. For purposes of return of Loaned ADSs by Borrower or purchase, sale, delivery or transfer of securities pursuant to Section 3, Section 9 or Section 10, such term shall refer to either Loaned ADSs or a number of Ordinary Shares then underlying such Loaned ADSs, and shall mean securities of the same issuer, class and quantity as the Loaned ADSs or Ordinary Shares as adjusted pursuant to the two preceding sentences, as applicable.

“Maximum Number of ADSs” means the lesser of (i) and (ii) as follows:

(i) (A) [   ] ADSs (as adjusted from time to time as set forth herein, the “ADS Number”), subject to the following adjustments, in each case as determined by the Calculation Agent:

(a) If, as the result of any change in nominal value, change in par value, a stock dividend, stock split, reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting Lender or to which it is a party, the number of outstanding ADSs is increased or decreased, the ADS Number shall, effective as of the payment, delivery or effective date of any such event, be proportionally increased or decreased, as the case may be;

(b) If, pursuant to a merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy), the ADSs are exchanged for or converted into cash, securities or other property, the ADS Number shall, effective upon such exchange, be adjusted by multiplying the ADS Number at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one ADS in such event;

minus

(B) the number of ADSs returned to Lender pursuant to Section 3 at any time plus the number of Replacement ADSs purchased or deemed purchased pursuant to Section 10(b) at any time (in each case, taking into account any adjustments of the nature described in clauses (a) and (b) above); and

(ii) the number of ADSs equal to [•]% of the sum of (i) the product of (a) the aggregate principal amount of Convertible Notes outstanding at such time (assuming for such purpose that the option to purchase additional Convertible Notes in the Convertible Note Purchase Agreement has been exercised in full (unless and until such option has expired)), divided by $1,000 and (b) the Conversion Rate at such time, and (ii) the product of (x) the aggregate principal amount of Additional Hedged Convertible Securities outstanding at such time, divided by $1,000 and (y) the applicable conversion rate per $1,000 principal amount of such Additional Hedged Convertible Securities at such time.

“Non-Cash Distribution” has the meaning set forth in Section 4(b).

“Ordinary Shares” means “Shares”, as such term is defined in the Deposit Agreement.

“Original Delivery Date” has the meaning set forth in Section 14.

“Outstanding Shares” means, as of any date, the outstanding Ordinary Shares as of such date, including the outstanding Deposited Securities.

“Permitted Transferee” has the meaning set forth in Section 11(d).

“Repayment Suspension” has the meaning set forth in Section 10(a).

“Replacement ADSs” has the meaning set forth in Section 10(b).

“Replacement Cash” has the meaning set forth in Section 10(a).

“Repurchase Notice” has the meaning set forth in Section 8(b).

“Repurchase Obstacle” has the meaning set forth in Section 10(a).

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the Exchange. If the ADSs are not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“Securities Act” means the Securities Act of 1933, as amended.

“Trading Day” means, if the ADSs are listed or admitted to trading on the Exchange, a day on which (i) there is no Market Disruption Event in respect of the ADSs and (ii) the Exchange is open for trading. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then-standard closing time for regular trading on the Exchange. For the purpose of this definition, a “Market Disruption Event” means, in respect of the ADSs, the occurrence or existence of (i) a Trading Disruption (as defined in the 2002 ISDA Equity Derivatives Definitions as published by the International Swaps and Derivatives Association, Inc. (the “2002 ISDA Definitions”)), (ii) an Exchange Disruption (as defined in the 2002 ISDA Definitions) or (iii) an early closure of the Exchange prior to its scheduled closing time, in each case as Borrower determines in good faith and acting in commercially reasonable manner is material. If the ADSs are not so listed or admitted to trading on the Exchange, “Trading Day” means a Business Day.

“Underwriting Agreement” means the Underwriting Agreement, dated as of the date hereof, between, among others, Lender, Borrower and the underwriters named therein relating to the registered public offering of the ADSs.

Section 2. Loans of Shares; Transfers of Loaned ADSs.

(a) Subject to the terms and conditions of this Agreement, including, without limitation, Section 2(b) below, Lender hereby agrees to make available for borrowing by Borrower during the Loan Availability Period, the number of ADSs requested by Borrower, which shall not exceed the Maximum Number of ADSs.

(b) Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, Lender’s ability to make accurate representations as to the matters set forth in Section 7) and subject to the closing of the issuance of the Convertible Notes pursuant to the Convertible Note Purchase Agreement, (i) Lender hereby agrees to loan to Borrower, and Borrower agrees to borrow, [   ] ADSs on the First Closing Date (as defined in the Underwriting Agreement) and (ii) if at any time during the period commencing on the date of the Underwriting Agreement and ending on, and including, the date five Trading Days immediately following the last Trading Day of the Effectiveness Period (under and as defined in the Underwriting Agreement) (such period, the “Borrowing Notice Period”) the Maximum Number of ADSs exceeds [   ] ADS, Borrower may, on one occasion, by written notice to Lender (each, a “Borrowing Notice”), initiate a transaction in which Lender will lend additional ADSs (to the extent that the number of Loaned ADSs does not exceed the Maximum Number of ADSs immediately following such transaction) to Borrower through one or more transfers by Lender of ADSs to Borrower on the closing date specified in the relevant Borrowing Notice (such closing date to be specified to occur on or after the second Business Day immediately following the date of such Borrowing Notice, unless otherwise agreed to by Lender) (each such issuance and loan, a “Loan”). Such Loan shall be confirmed in writing listing the Loaned ADSs provided by Lender to Borrower and delivered in accordance with Section 15 (a “Confirmation”). Each such Confirmation shall constitute conclusive evidence with respect to the applicable Loan, including the number of ADSs that are the subject of the applicable Loan, unless a written objection to the Confirmation specifying the reasons for the objection is received by Lender within five Trading Days after the delivery of the Confirmation to Borrower. For the avoidance of doubt, the receipt by Lender of any such written objection shall not delay Lender’s obligation to deliver ADSs to Borrower in connection with the relevant Loan. To effect a Loan, Lender agrees to issue a number of Ordinary Shares (credited as fully paid) underlying the number of ADSs for the relevant Loan registered in the name of the Depositary (or its nominee) and deposit share certificates evidencing such Ordinary Shares with, and deliver an original certified copy of the extract of Lender’s register of members showing such Ordinary Shares registered in the name of the Depositary (or its nominee) to, the custodian of the Depositary on or prior to the First Closing Date or the closing date for a subsequent Loan, as the case may be, and cause the Depositary to deliver the relevant ADSs to Borrower’s account maintained with the Clearing Organization, no later than the Cutoff Time, on the First Closing Date or the relevant closing date, as the case may be.

(c) Borrower agrees to pay Lender a single loan processing fee per Loan (a “Loan Processing Fee”) equal to $0.0003 per each Loaned ADS (subject to adjustment to reflect any split up, combination or change in the ratio of Ordinary Shares to ADSs pursuant to the Deposit Agreement). The Loan Processing Fee shall be paid by or on behalf of Borrower on or before the time of transfer of the Loaned ADSs through the facilities of the Clearing Organization.  Lender shall apply the Loan Processing Fee in respect of each Loan to fully pay up the Ordinary Shares underlying the ADSs for such Loan. Lender agrees to pay all fees and expenses of the Depositary in connection with any Loan hereunder, including without limitation in connection with the deposit or issuance of the Ordinary Shares underlying the Loaned ADSs and the withdrawal of any such Ordinary Shares upon the cancellation of the Loaned ADSs.

(d) At any time at which Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, Borrower shall not be entitled to receive any Loaned ADSs, and any purported delivery of Loaned ADSs hereunder shall not be effective in conferring “beneficial ownership” (within the meaning of this Section 2(d)) on Borrower, and Borrower shall promptly return to Lender all Loaned ADSs comprising any such purported delivery hereunder, in each case, to the extent that (but only to the extent that), immediately upon giving effect to such receipt of such ADSs, the “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of Ordinary Shares by Borrower or any affiliate of Borrower subject to aggregation with Borrower under such Section 13 and rules or any “group” (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, “Borrower Group”) would be equal to or greater than 9.0% of the Outstanding Shares. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender’s obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than two Business Days after, Borrower gives notice to Lender that such delivery would not result in Borrower Group directly or indirectly so beneficially owning in excess of 9.0% of the Outstanding Shares, as described above.

Section 3. Redelivery of Loaned ADSs By Borrower; Loan Terminations.

(a) Borrower may terminate all or any portion of a Loan or Loans on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned ADSs to Lender, without any consideration being payable in respect thereof by Lender to Borrower. All such redelivered Loaned ADSs shall be delivered by Borrower free and clear of all liens and shall not be deemed redelivered hereunder so long as any lien shall exist.

(b) Except as provided in Section 3(c), all Loans outstanding, if any, on the date this Agreement terminates pursuant to Section 13 (the “Facility Termination Date”) shall terminate on such date and any and all outstanding Loaned ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Trading Day following the Facility Termination Date.

(c) If a Loan is terminated upon the occurrence of a Borrower Default or a Lender Default as set forth in Section 9, the Loaned ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the tenth Trading Day following the termination date of such Loan as provided in Section 9.

(d) If on any date starting on the Trading Day immediately following the last day of the Borrowing Notice Period, the aggregate number of Loaned ADSs exceeds the Maximum Number of ADSs (an “Excess ADS Event”) (including without limitation as a result of the expiration, in full or in part, of the option to purchase additional Convertible Notes under the Convertible Note Purchase Agreement unexercised), the number of Loaned ADSs in excess of the Maximum Number of ADSs (such excess Loaned ADSs, the “Excess ADSs”) shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the date fifteen Trading Days following the date on which Borrower receives notice from Lender of the occurrence of such Excess ADS Event.

(e) For the avoidance of doubt, for the purposes of return or redelivery by Borrower of Loaned ADSs pursuant to this Section 3, the term “Loaned ADSs” shall refer to either Loaned ADSs or the equivalent in Ordinary Shares then underlying such Loaned ADSs. The obligation of Borrower to deliver Loaned ADSs or Excess ADSs to Lender pursuant to Section 3(a), 3(b), 3(c) or 3(d) shall be deemed satisfied in full upon Borrower’s delivery of the relevant Loaned ADSs or Excess ADSs, as the case may be, at Borrower’s election: (i) to the Depositary (with written instructions to the Depositary to cancel the relevant Loaned ADSs or Excess ADSs, as the case may be, and to deliver to Lender the Ordinary Shares underlying the Loaned ADSs or Excess ADSs, as the case may be, being surrendered for cancellation), (ii) upon the transfer by Borrower of such Loaned ADSs or Excess ADSs, as the case may be, to the Lender’s Designated Account, or (iii) (in the case of any Loaned ADSs or Excess ADSs that are Ordinary Shares and any surrender or transfer of Loaned ADSs or Excess ADSs is not reasonably practicable for any reason), upon the Borrower surrendering such Loaned ADSs or Excess ADSs to the Lender by delivering (which may be by way of electronic mail) a written notice of the Borrower’s surrender substantially in the form set forth in Exhibit A hereto together with the share certificate(s) (if any) in respect of the relevant Ordinary Shares to the Lender at the address set out in Section 15.

(g) For the avoidance of doubt, any and all outstanding Loaned ADSs shall be delivered by Borrower to Lender, net of any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed on such delivery, if any.

Section 4. Distributions.

(a) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender makes a cash or other distribution in respect of all of its Ordinary Shares, with the result that, through the Depositary, a cash distribution is made to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement, Borrower shall pay to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs), within two Trading Days after the payment of such distribution, an amount in cash (in the same currency as received by holders of Loaned ADSs from the Depositary) equal to the product of (A) the amount per Loaned ADS of such distribution (net of any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed on such distribution) and (B) the number of Loaned ADSs on the record date for such distribution, in each case as determined by the Calculation Agent.

(b) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender, through the Depositary, makes a distribution in respect of all of its outstanding ADSs in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a distribution of ADSs, but including any distribution of Ordinary Shares or any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for ADSs or Ordinary Shares or other securities of any other entity) to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement (a “Non-Cash Distribution”), Borrower shall deliver to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs) in kind, within five Trading Days after the delivery date of such Non-Cash Distribution, the property or securities distributed, in an amount equal to the product of (A) the amount per ADS of such Non-Cash Distribution (net of any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other government charges imposed on such distribution) and (B) the number of Loaned ADSs outstanding on the record date for such distribution, in each case as determined by the Calculation Agent.

Section 5. Rights in Respect of Loaned ADSs.

Subject to the terms of this Agreement, Borrower, insofar as it is the record owner of the Loaned ADSs, shall have all of the incidents of ownership in respect of such Loaned ADSs, until it delivers such Loaned ADSs to Lender pursuant to the terms hereof, including the right to transfer the Loaned ADSs to others. Borrower agrees that neither it nor any affiliate of it that is the beneficial owner of any Loaned ADSs hereunder (including ADSs reacquired by Borrower or its affiliates for return to Lender hereunder) shall vote such Loaned ADSs on any matter submitted to a vote of Lender’s shareholders; provided that, if by failing to vote such Loaned ADSs there shall not be a quorum at any meeting of shareholders relating to such a matter, Borrower shall in accordance with customary practice vote its ADSs proportionately to the votes of all other shareholders voting on such matter at such meeting.

Section 6. Taxes.

(a) Notwithstanding the foregoing in Section 3(f) and Section 4 and anything else to the contrary in this Agreement, if Borrower or any of its affiliates determines in good faith that any payment (in cash or in kind) by Borrower or any of its affiliates under this Agreement is subject to withholding tax or reduction under applicable law, Borrower shall promptly notify Lender and such payment may be reduced by such withholding or reduction. Any amount withheld in accordance with Section 3(f) or Section 4 above shall be promptly remitted to the appropriate taxing authority, and such remittance shall be treated for purposes of this Agreement as a payment made to the party on whose behalf such amounts were withheld.  Borrower shall provide reasonable proof of payment of such withholding tax to Lender and shall reasonably cooperate with Lender in connection with any contest or dispute with a governmental authority relating to such tax. If Borrower or any of its affiliates is required to deduct or withhold from any payment (in cash or in kind) hereunder, and does not so deduct or withhold, but such withholding or reduction is assessed directly against Borrower or any of its affiliates, then, except to the extent Lender has satisfied or then satisfies the liability resulting from such withholding or deduction, Lender shall promptly pay to Borrower the amount of such liability. If, as the result of the imposition of any applicable withholdings or deductions on account of taxes or other governmental charges, the amount Borrower or any of its affiliates actually receives in respect of any Loaned ADSs held by Borrower or an affiliate is less than the amount of the payment that Lender would otherwise be entitled to receive pursuant to Section 4 above, then the amount Borrower shall be required to pay per Loaned ADS pursuant to Section 4 above shall be the amount per Loaned ADS actually received by Borrower or any affiliate reduced by any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed.

(b) Lender will bear any present or future stamp, transfer,  court or documentary taxes, or property or similar taxes, if any, that arise in any jurisdiction from the transfer of the Loaned ADS or Ordinary Shares under this Agreement or upon redelivery of the Loaned ADS under Section 3, or otherwise in connection with this Agreement.

Section 7. Representations and Warranties.

(a) Each of Borrower and Lender represents and warrants to the other that:

(i) it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;

(ii) it has taken all necessary action to authorize such execution, delivery and performance;

(iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its certificate of incorporation, memorandum and articles of association, bylaws (if applicable) or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b) Lender represents and warrants to Borrower, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the Loaned ADSs and the Ordinary Shares underlying the Loaned ADSs have been duly authorized and, upon the issuance and delivery of any Loaned ADSs to Borrower in accordance with the terms and conditions hereof, and subject to the contemporaneous and prior receipt of the applicable Loan Processing Fee by Lender, such Loaned ADSs and the Ordinary Shares underlying such Loaned ADSs will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any call for the payment of further capital, and will rank pari passu with all other ADSs or Ordinary Shares, as applicable, and will be free and clear of any security interest, mortgage, pledge, lien, charge, claim or encumbrance of any kind; and the holders of Ordinary Shares and holders of ADS have no preemptive rights with respect to the Loaned ADSs or the Ordinary Shares underlying such Loaned ADSs.

(c) Lender agrees that it will convey, and, on any date that it has delivered (or caused to be delivered) any Loaned ADSs to Borrower in respect of any Loan, represents that it has conveyed, good and valid title to all such ADSs free and clear of any liens, claims, security interests and encumbrances.

(d) Lender represents and warrants to Borrower, (i) as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the outstanding ADSs are listed on the Exchange and (ii) as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the Loaned ADSs have been approved for listing on the Exchange, subject to official notice of issuance.

(e) Lender represents and warrants to Borrower that, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, Lender is not, and will not be required to register as, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(f) Lender represents and warrants to Borrower, as of and immediately after the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, (i) Lender is not “insolvent” (as such term is defined under Section 101(32) of Title 11 of the United States Code (the “Bankruptcy Code”)), (ii) for the purposes of Cayman Islands law, the Lender is able to pay its debts when due and (iii) Lender would be able to purchase the Maximum Number of ADSs in compliance with the law of Lender’s jurisdiction of incorporation.

(g) Lender represents and warrants to Borrower that the Deposit Agreement has been duly authorized, executed and delivered by Lender, and constitutes a valid and legally binding agreement of Lender, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and, upon the deposit of Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement and the issuance by the Depositary of ADSs, such ADSs will be duly and validly issued and the persons in whose names the ADSs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

(h) Lender represents to Borrower that for United States tax purposes it is a foreign corporation within the meaning of Section 7701(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

(i) Lender and Borrower each represents and agrees (A) that this Agreement is not unsuitable for it in the light of such party’s financial situation, investment objectives and needs and (B) that it is entering into this Agreement in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by the other.

(j) Lender represents to Borrower that it is not a United States person or a foreign person controlled by or acting on behalf of or in conjunction with United States persons within the meaning of, and Lender is not subject to, Regulation X of the Board of Governors of the Federal Reserve System (12 C.F.R. Section 224).

(k) The representations and warranties of Borrower and Lender under this Section 7 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

(l) Lender and Borrower each acknowledges and agrees that “Non-Reliance”, “Agreements and Acknowledgments Regarding Hedging Activities” and “Additional Acknowledgments” (each as set forth in the 2002 ISDA Definitions) will be deemed to be applicable as if set forth herein.

Section 8. Covenants.

(a) The parties hereto agree and acknowledge that Borrower is a “financial institution,” “swap participant” and “financial participant” within the meaning of Sections 101(22), 101(53C) and 101(22A) of Title 11 of the Bankruptcy Code. The parties hereto further agree and acknowledge (A) that this Agreement is intended to be (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code, and (B) that Borrower is intended to be entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

(b) Lender shall, no less than 5 Scheduled Trading Days prior to any day on which Lender effects any repurchase of ADSs or Ordinary Shares, including Ordinary Shares underlying the ADSs, give Borrower a written notice of its Outstanding Shares taking into account such repurchase (a “Repurchase Notice”) if, following such repurchase, the Outstanding Shares shall have decreased by more than 0.5% since the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, the Outstanding Shares as of the date hereof). In addition, Lender shall give Borrower commercially reasonable advance (but in no event less than one Trading Day) written notice of the section or sections of the Indenture and, if applicable, the formula therein, pursuant to which any adjustment or change will be made to the Convertible Notes in connection with any Conversion Rate adjustment event or any transaction or event set forth in Section 11.01 in the Indenture (an “Indenture Adjustment Notice”).  If such repurchase or transaction or event giving rise to such Indenture Adjustment Notice, or the intention to effect the same, would constitute material nonpublic information with respect to Lender, the ADSs or the Ordinary Shares, Lender shall make public disclosure thereof at or prior to delivery of such Repurchase Notice or Indenture Adjustment Notice, as applicable.

(c) Lender shall provide to Borrower (i) a properly executed Internal Revenue Service Form W-8BEN-E (or any successor thereto) prior to the initial delivery of the Loaned ADSs hereunder and from time to time thereafter whenever a lapse in time or change in circumstances renders such form obsolete or inaccurate in any material respect; (ii) any forms and other documentation required to be delivered in order to avoid a withholding tax under Sections 1471 through 1474 of the Code; and (iii) upon reasonable demand by Borrower, any form or document that may be required or reasonably requested in writing in order to allow Borrower to make a payment under this Agreement without any deduction or withholding for or on account of any tax or with such deduction or withholding at a reduced rate.

(d) Lender will provide a written notice to Borrower immediately upon becoming aware that Lender is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

(e) Borrower covenants and agrees with Lender that in so far as it is the record owner of any Loaned ADSs, it will use commercially reasonable efforts to ensure that such Loaned ADSs will be used for the purpose of directly or indirectly facilitating the sale of the Convertible Notes and the hedging of the Convertible Notes by the holders thereof.

(f) The Lender shall maintain the Lender’s Designated Account at all times until all the Loaned ADSs are redelivered to Lender in accordance with Section 3.

(g) Lender shall deliver to Borrower, on or before the date hereof, resolutions of Lender’s board of directors authorizing this Agreement.

Section 9. Events of Default.

(a) All Loans, and any further obligation to make Loans under this Agreement, may, at the option of Lender by a written notice to Borrower (which option shall be deemed exercised, even if no notice is given, immediately on the occurrence of an event specified in either Section 9(a)(iii) or (iv) below), be terminated (A) immediately on the occurrence of any of the events set forth in either Section 9(a)(iii) or (iv) below and (B) two Trading Days following such notice on the occurrence of any of the other events set forth below (each, a “Borrower Default”):

(i) Borrower fails to deliver Loaned ADSs or the equivalent in Ordinary Shares to Lender as required by Section 3;

(ii) Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 4;

(iii) the filing by or on behalf of Borrower of a voluntary petition or an answer, or the convening of a meeting for the passing of a resolution, seeking reorganization, arrangement, readjustment of its debts, voluntary winding-up or liquidation, or for any other relief under any bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by Borrower for, or consent or acquiescence to, the appointment of a receiver, trustee, custodian or similar official of Borrower, or of all or a substantial part of its property; or the making by Borrower of a general assignment for the benefit of creditors; or the inability of Borrower, or the admission by Borrower in writing of its inability to pay its debts as they become due;

(iv) the filing of any involuntary petition against Borrower in bankruptcy or for its winding-up or liquidation or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the winding-up or liquidation of Borrower or the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Borrower or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Borrower or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Borrower; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged, or Borrower is dissolved or struck off;

(v) Borrower fails to provide any indemnity as required by Section 12; or

(vi) any representation made by Borrower under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or Borrower fails to comply in any material respect with any of its covenants or agreements under this Agreement;

(b) All Loans, and any further obligation to make Loans under this Agreement may, at the option of Borrower by a written notice to Lender, be terminated immediately on the occurrence of any of the events set forth below (each, a “Lender Default”):

(i) the filing by or on behalf of Lender of a voluntary petition or an answer, or the convening of a meeting for the passing of a resolution, seeking reorganization, arrangement, readjustment of its debts, voluntary winding-up or liquidation, or for any other relief under any Bankruptcy Law, or any action by Lender for, or consent or acquiescence to, the appointment of a receiver, liquidator, trustee or other custodian of Lender, or of all or a substantial part of its property; or the making by Lender of a general assignment for the benefit of creditors; or the inability of Lender, or the admission by Lender in writing of its inability, to pay its debts as they become due; or

(ii) the filing of any involuntary petition against Lender in bankruptcy or for its winding-up or liquidation or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law, Cayman Islands law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the winding-up or liquidation of Lender or the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Lender or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Lender or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Lender; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged; or Lender is dissolved or struck off.

Section 10. Lender’s Remedies.

(a) Notwithstanding anything to the contrary herein, if Borrower is required to return Loaned ADSs pursuant to Section 3, and, in the good faith judgment of Borrower, the purchase and/or borrow of Loaned ADSs by Borrower or its affiliate or agent in an aggregate amount equal to all or any portion of the number of Loaned ADSs to be delivered to Lender in accordance with Section 3 shall (A) be prohibited by any law, rule or regulation of any governmental authority to which Borrower or its affiliate or agent is or would be subject (including any rule or code of conduct generally applicable to members of any self-regulatory organization of which Borrower or its affiliate or agent is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower or its affiliate or agent)) or any related policies and procedures applicable to Borrower or its affiliate or agent (provided that such policies or procedures are generally applicable in similar situations) or would be unadvisable, based on the advice of counsel, if Borrower or its affiliate or agent were to effect such purchases of Loaned ADSs as if Borrower or its affiliate or agent, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with any such law, rule, regulation or code of conduct or related policies and procedures applicable to Borrower or such affiliate or agent (provided that such policies or procedures are generally applicable in similar situations), (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such purchase or borrow, (D)  based on the advice of counsel, subject Borrower or its affiliate or agent making such purchase or borrow to any liability or potential liability under any applicable federal securities law (including, without limitation, Section 16 of the Exchange Act) or (E) be impracticable due to illiquidity in any relevant market or due to a cancellation or delisting of the ADSs (each of (A), (B), (C), (D) and (E), a “Repurchase Obstacle”), then, in each case, Borrower shall immediately notify Lender of the Repurchase Obstacle and, to the extent advisable based on the advice of counsel, the basis therefor, it being agreed and understood that Borrower shall not be obligated to disclose any confidential or other information that Borrower believes to be confidential, subject to contractual, legal or regulatory obligations not to disclose such information, in each case, used by Borrower in its determination regarding the Repurchase Obstacle, whereupon Borrower’s obligations under Section 3 shall be suspended until such time as no Repurchase Obstacle with respect to such obligations shall exist (a “Repayment Suspension”). Following the occurrence of and during the continuation of any Repayment Suspension, Borrower shall use commercially reasonable efforts to remove or cure the Repurchase Obstacle as promptly as reasonably practicable and shall promptly deliver to Lender any Loaned ADSs it is able to acquire. Other than with respect to any Repurchase Obstacle existing solely as a result of action by Lender, if the Repurchase Obstacle does not cease to exist within 30 Trading Days of the original date on which Borrower is required to return Loaned ADSs pursuant to this Agreement, Borrower shall pay to Lender, in lieu of the delivery of Loaned ADSs in accordance with Section 3, an amount in immediately available funds (the “Replacement Cash”) equal to the product of the Closing Price as of the Trading Day immediately preceding the date Borrower makes such payment and the number of Loaned ADSs otherwise required to be delivered; provided that, in case of a Repurchase Obstacle due to a delisting or cancellation of the ADSs, the Closing Price shall be a price calculated by Borrower using commercially reasonable means.  For the avoidance of doubt, a delisting or cancellation of the ADSs shall not be a Repurchase Obstacle existing solely as a result of action by Lender.

(b) If Borrower, upon the occurrence of a Borrower Default, shall fail to deliver Loaned ADSs to Lender pursuant to Section 3(c) (including, without limitation, by way of surrender pursuant to Section 3(e)) when due or shall fail to pay Replacement Cash when due, then, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right, in addition to any other remedies available to it, (upon prior written notice to Borrower) to purchase a like number of Loaned ADSs (“Replacement ADSs”) in the principal market for such securities in a commercially reasonable manner; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise such right if a Repurchase Obstacle exists solely as a result of action by Lender and, with respect to other Repurchase Obstacles, until after the 30 Trading Day period referred to in Section 10(a) above. To the extent Lender shall exercise such right, Borrower’s obligation to return a like amount of Loaned ADSs or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement ADSs (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within two Trading Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement ADSs. The purchase price of Replacement ADSs purchased under this Section 10(b) shall not include broker’s fees and commissions or any other costs, fees and expenses related to such purchase, unless none of Borrower or any of its affiliates is able to act as a broker with respect to such purchases. In the event Lender exercises its rights under this Section 10, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement ADSs, to be deemed to have made, respectively, such purchase of Replacement ADSs for an amount equal to the Closing Price of the ADSs on the date Lender elects to exercise this remedy (or, if such date is not a Trading Day, the immediately preceding Trading Day).

Section 11. Transfers.

(a) Subject to Section 3(e), all transfers of Loaned ADSs to Borrower or Lender hereunder shall be made by the crediting by a Clearing Organization of such financial assets to transferee’s account maintained with such Clearing Organization. Subject to Section 3(e), all transfers of Loaned ADSs to Lender hereunder shall be made by the delivery of such Loaned ADSs to the Depositary at Lender’s Designated Account (whereupon, for the avoidance of doubt, such Loaned ADSs credited to Lender’s Designated Account shall become the property of Lender, and Borrower shall have no voting, dispositive control or pecuniary interest with respect thereto).

(b) All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds.

(c) A transfer of securities or cash may be effected under this Section 11 on any day except (i) a day on which the transferee is closed for business at its principal address or (ii) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d) The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not to be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower’s ultimate parent entity or any directly or indirectly wholly-owned subsidiary or affiliate of Borrower’s ultimate parent entity (a “Permitted Transferee”) without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as Borrower or is guaranteed by Borrower or an entity of equal or better credit rating as Borrower.

(e) The rights and duties of Lender under this Agreement may not be assigned or transferred by Lender without the prior written consent of Borrower.

Section 12. Indemnities.

(a) Lender hereby agrees to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives (to the fullest extent permitted by applicable law) from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (including, without limitation, any losses relating to Borrower’s market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) of the Exchange Act, including, without limitation, any forbearance of market activities or cessation of market activities and any losses in connection therewith) incurred or suffered by any such person or entity directly arising from, by reason of, or in connection with, (i) any breach by Lender of any of its representations or warranties contained in Section 7 or (ii) any breach by Lender of any of its covenants or agreements in this Agreement.

(b) Borrower hereby agrees to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses, incurred or suffered by any such person or entity directly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 7 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

(c) In case any claim or litigation which might give rise to any obligation of a party under this Section 12 (each an “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 12. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d) An Indemnifying Party shall be entitled to participate in and, if (i) in the judgment of the Indemnified Party such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and (ii) the Indemnifying Party admits that this indemnity fully covers the claim or litigation, the Indemnifying Party shall be entitled to direct the defense of any claim at its expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 12 without the written consent of the Indemnifying Party. Notwithstanding the foregoing provisions in this Section 12, an Indemnifying Party shall not be responsible for any special, indirect or consequential damages, even if informed of the possibility thereof.

Section 13. Termination of Agreement.

(a) This Agreement shall terminate upon the earliest of (i) completion of the Loan Availability Period, (ii) the written agreement of Lender and Borrower to so terminate, (iii) upon the termination of the Convertible Note Purchase Agreement without issuance of the Convertible Notes, (iv) election (or deemed election) by Lender to terminate pursuant to Section 9(a) upon the occurrence of a Borrower Default as set forth in Section 9(a), and (v) election by Borrower to terminate pursuant to Section 9(b) upon the occurrence of a Lender Default as set forth in Section 9(b) (without prejudice to the provisions of Sections 3 and 10 that, by the terms thereof, apply in respect of such termination).

(b) Unless otherwise agreed in writing by Borrower and Lender, the provisions of Sections 12, 13(b), 15, 16 and 19 shall survive the termination of this Agreement.

Section 14. Delivery of Shares.

Notwithstanding anything to the contrary herein, at any time at which (x) Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act and (y) the number of Ordinary Shares “beneficially owned” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) by Borrower Group plus the number of Ordinary Shares represented by the Loaned ADSs is equal to or greater than 9.0% of the Outstanding Shares, Borrower may, by prior notice to Lender, satisfy its obligation to deliver any ADSs or other securities on any date due under the terms of this Agreement (an “Original Delivery Date”) by making separate deliveries of ADSs or such other securities, as the case may be, at more than one time on or prior to the 20th Trading Day immediately following such Original Delivery Date, so long as the aggregate number of ADSs and other securities so delivered on or prior to such Trading Day is equal to the number required to be delivered on such Original Delivery Date.

Section 15. Notices.

(a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

(b) Any and all notices, demands, or communications of any kind relating to this Agreement between Lender and Borrower shall be transmitted exclusively at the following addresses:

Borrower
[        ]

with a copy to:

[        ]

Lender
Baozun Inc.
Building B, No. 1268 Wanrong Road
Shanghai 200436
People’s Republic of China
Attention: Office of the Chief Financial Officer

For payments and deliveries by/to Borrower:
Facsimile No.: [      ]
Telephone No.: [      ]

For all other communications by/to Borrower
Facsimile No.: [      ]
Telephone No.: [      ]

(c) [Borrower is authorized under German Banking Law (competent authority: BaFin — Federal Financial Supervising Authority) and by the Prudential Regulation Authority and subject to limited regulation by the Prudential Regulation Authority and Financial Conduct Authority, and has entered into this Agreement as principal.] / [Credit Suisse International is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority and has entered into each transaction as principal.] The time at which this Agreement was executed will be notified to Lender on request.

Section 16. Governing Law; Submission To Jurisdiction; Severability

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.

(b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY  SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d) Lender hereby appoints Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, New York 10016 as its agent for service of process in The City of New York upon which process may be served in any suit, action or proceeding referred to in Section 16(b) above.

(e) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 17. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 18. Amendments. No amendment or modification in respect of this Agreement shall be effective unless it shall be in writing and signed by the parties hereto.

Section 19. U.S. Stay Regulations.

(1) Recognition of the U.S. Special Resolution Regimes

(a)           In the event that Borrower becomes subject to a proceeding under (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder or (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder (a “U.S. Special Resolution Regime”), the transfer from Borrower of this Agreement, and any interest and obligation in or under, and any property securing, this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under, and any property securing, this Agreement were governed by the laws of the United States or a state of the United States.

(b)           In the event that Borrower or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Rights (as defined in 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable (“Default Right”)) under this Agreement that may be exercised against Borrower are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(2) Limitation on Exercise of Certain Default Rights Related to an Affiliate’s Entry Into Insolvency Proceedings.

Notwithstanding anything to the contrary in this Agreement, the parties expressly acknowledge and agree that:

(a)           Lender shall not be permitted to exercise any Default Right with respect to this Agreement or any Affiliate Credit Enhancement that is related, directly or indirectly, to an Affiliate of Lender becoming subject to receivership, insolvency, liquidation, resolution, or similar proceeding (an “Insolvency Proceeding”), except to the extent that the exercise of such Default Right would be permitted under the provisions of 12 C.F.R. 252.84, 12 C.F.R. 47.5 or 12 C.F.R. 382.4, as applicable; and

(b)           nothing in this Agreement shall prohibit the transfer of any Affiliate Credit Enhancement, any interest or obligation in or under such Affiliate Credit Enhancement, or any property securing such Affiliate Credit Enhancement, to a transferee upon or following an Affiliate of Borrower becoming subject to an Insolvency Proceeding, unless the transfer would result in Lender being the beneficiary of such Affiliate Credit Enhancement in violation of any law applicable to Lender.

(3) U.S. Protocol

If Lender has previously adhered to, or subsequently adheres to, the ISDA 2018 U.S. Resolution Stay Protocol as published by the International Swaps and Derivatives Association, Inc. as of July 31, 2018 (the “ISDA U.S. Protocol”), the terms of such protocol shall be incorporated into and form a part of this Agreement and the terms of the ISDA U.S. Protocol shall supersede and replace the terms of this Section 19. For purposes of incorporating the ISDA U.S. Protocol, Borrower shall be deemed to be a Regulated Entity, Lender shall be deemed to be an Adhering Party, and this Agreement shall be deemed to be a Protocol Covered Agreement. Capitalized terms used but not defined in this paragraph shall have the meanings given to them in the ISDA U.S. Protocol.

(4) Pre-existing In-Scope Agreements

Borrower and Lender agree that to the extent there are any outstanding “in-scope QFCs,” as defined in 12 C.F.R. § 252.82(d), that are not excluded under 12 C.F.R. § 252.88, between Borrower and Lender that do not otherwise comply with the requirements of 12 C.F.R. § 252.2, 252.81—8 (each such agreement, a “Preexisting In-Scope Agreement”), then each such Preexisting In-Scope Agreement is hereby amended to include the foregoing provisions in this Section 19, with references to “this Agreement” being understood to be references to the applicable Preexisting In-Scope Agreement.

For purposes of this Section 19:

“Affiliate” is defined in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Credit Enhancement” means any credit enhancement or credit support arrangement in support of the obligations of Borrower. under or with respect to this Agreement, including any guarantee, collateral arrangement (including any pledge, charge, mortgage or other security interest in collateral or title transfer arrangement), trust or similar arrangement, letter of credit, transfer of margin or any similar arrangement.

Section 20. [Miscellaneous.

(1) Incorporation of ISDA 2015 Section 871(m) Protocol

The parties to this Agreement agree that the amendments set out in the Attachment to the ISDA 2015 Section 871(m) Protocol published by ISDA on November 2, 2015 and available on the ISDA website (www.isda.org) shall apply to this Agreement.  The parties further agree that this Agreement will be deemed to be a Covered Master Agreement and that the Implementation Date shall be the effective date of this Agreement as amended by the parties for the purposes of such Protocol amendments regardless of the definitions of such terms in the Protocol.

(2) Incorporation of ISDA 2012 FATCA Protocol

The parties to this Agreement agree that the amendments set out in the Attachment to the ISDA 2012 FATCA Protocol published by ISDA on August 15, 2012 and available on the ISDA website (www.isda.org) shall apply to this Agreement.  The parties further agree that this Agreement will be deemed to be a Covered Master Agreement and that the Implementation Date shall be the effective date of this Agreement as amended by the parties for the purposes of such Protocol amendments regardless of the definitions of such terms in the Protocol.

(3) Incorporation of the 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol

The parties agree that the terms of the 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol published by ISDA on July 19, 2013 (“Protocol”) apply to this Agreement as if the parties had adhered to the Protocol without amendment. In respect of the Attachment to the Protocol, (i) the definition of “Adherence Letter” shall be deemed to be deleted and references to “Adherence Letter” shall be deemed to be to this section (and references to “such party’s Adherence Letter” and “its Adherence Letter” shall be read accordingly), (ii) references to “adheres to the Protocol” shall be deemed to be “enters into the Agreement”, (iii) references to “Protocol Covered Agreement” shall be deemed to be references to this Agreement (and each “Protocol Covered Agreement” shall be read accordingly), and (iv) references to “Implementation Date” shall be deemed to be references to the date of this Agreement. For the purposes of this section:

a.              Dealer is a Portfolio Data Sending Entity and Counterparty is a Portfolio Data Receiving Entity.

b.              Dealer and Counterparty may use a Third Party Service Provider, and each of Dealer and Counterparty consents to such use including the communication of the relevant data in relation to Dealer and Counterparty to such Third Party Service Provider for the purposes of the reconciliation services provided by such entity.

c.               The Local Business Days for such purposes in relation to Dealer and Counterparty is New York, New York, USA.

d.              The following are the applicable email addresses:

Portfolio Data:
	Dealer:	portfolio.recon@credit-suisse.com
	Counterparty:	joey.yuan@baozun.com

Notice of discrepancy:
	Dealer:	portfolio.recon@credit-suisse.com
	Counterparty:	joey.yuan@baozun.com

Dispute Notice:
	Dealer:	portfolio.recon@credit-suisse.com
	Counterparty:	joey.yuan@baozun.com

(4) Incorporation of the ISDA 2016 Bail-in Art 55 BRRD Protocol (Dutch/ French/ German/ Irish/ Italian/ Luxembourg/ Spanish/ UK entity-in-resolution version)

The parties to this Agreement agree that the terms of the ISDA 2016 Bail-in Article 55 BRRD Protocol (Dutch/ French/ German/ Irish/ Italian/ Luxembourg/ Spanish/ UK entity-in-resolution version) (the “ISDA Bail-in Protocol”), as published by ISDA on July 14, 2016 and available on the ISDA website (www.isda.org), are incorporated into and form part of this Agreement.  The parties further agree that this Agreement shall be deemed to be a “Protocol Covered Agreement” and that the “Implementation Date” shall be the effective date of this Agreement, each for the purposes of such ISDA Bail-in Protocol, regardless of the definitions of such terms in such ISDA Bail-in Protocol.  In the event of any inconsistencies between this Agreement and the ISDA Bail-in Protocol, the ISDA Bail-in Protocol will prevail.

(5) Incorporation of the ISDA UK (PRA Rule) Jurisdictional Module

The parties to this Agreement represent that the terms of the ISDA UK (PRA Rule) Jurisdictional Module to the ISDA Resolution Stay Jurisdictional Modular Protocol (the “UK Jurisdictional Module”), as published by ISDA on May 3, 2016 and available on the ISDA website (www.isda.org), are incorporated into and form part of this Agreement.  The parties further agree that this Agreement will be deemed to be a “Covered Agreement” and that the Implementation Date shall be the effective date of this Agreement as amended by the parties for the purposes of such UK Jurisdictional Module regardless of the definition of such terms in the UK Jurisdictional Module.  In the event of any inconsistencies between this Agreement and the UK Jurisdictional Module, the UK Jurisdictional Module will prevail.]

IN WITNESS WHEREOF, the parties hereto to have executed this ADS Lending Agreement as of the date and year first above written.

BAOZUN INC.	DEUTSCHE BANK AG, LONDON BRANCH / CREDIT SUISSE INTERNATIONAL
as Lender	as Borrower

By:	By:
Name:	Name:
Title:	Title:

By:
Name:
Title:

Exhibit A

FORM OF SURRENDER NOTICE IN RESPECT OF CLASS A ORDINARY SHARES